SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 20, 2019

1.              DATE, TIME AND PLACE: On December 20, 2019, at 10:30 a.m., at the principal place of business of BRASKEM S.A. (“Company”), located at Rua Eteno, No. 1.561, Polo Petroquímico de Camaçari, in the Municipality of Camaçari, State of Bahia, CEP 42810-000.

2.              CALL NOTICE: Call Notice published pursuant to article 124 of Law No. 6,404/76 (“LSA”), in newspaper “Diário Oficial do Estado da Bahia” and in newspaper “O Correio da Bahia”, in respective issues dated December 05, 06 and 07, 2019. The documents and information relating to the Agenda, according to Ruling No. 481, of December 17, 2009, issued by the Brazilian Securities Commission (“CVM”), as amended (“CVM Ruling 481”) and CVM Ruling No. 480 of December 7, 2009, as amended, (“CVM Ruling 480”) were disclosed to the shareholders of the Company by presenting them to CVM through the Empresas.Net system, on December 04, 2019, which are available at the Company’s head office.

3.              ATTENDANCE: Shareholders representing ninety-seven-point fourteen percent (97.14%) of the Company’s voting capital attended the Extraordinary General Meeting at the Company’s head office, as per the signatures below and included in the “Shareholders’ Attendance Book”. Shareholders representing forty-five percent (45%) of the preferred shares issued by the Company were also present, as per the signatures included in the “Shareholders’ Attendance Book”.

4.              COMPOSITION OF PRESIDING BOARD: Once the legal quorum was verified, the Meeting started, with Ms. Paula Cristina Penteado Magalhães Azevedo, acting as chairwoman of the meeting, and Ms. Isis Azevedo Diniz as secretary of the meeting, who were chosen as set forth in article 16, paragraph 3, of the Company’s Bylaws.

5.              AGENDA: (i) Resolve on the replacement of one (01) effective member of the Company’s Board of Directors, appointed by the controlling shareholder, to conclude the term of office, until the Annual General Meeting that will appraise the Company’s financial statements for the fiscal year to end on December 31, 2019; and (ii) definition of the new Chairman of the Company’s Board of Directors, appointed by the controlling shareholder among the members of the Board of Directors to conclude the remaining term of office, until the Annual General Meeting that will appraise the Company’s financial statements for the fiscal year to end on December 31, 2019.

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 20, 2019

6.              RESOLUTIONS: The attending shareholders unanimously authorized the drawing-up of the minutes pertaining to this Extraordinary General Meeting in summary form, as well as to publish them without the signatures of the attending shareholders, pursuant to article 130 of the LSA. The matters on the agenda were submitted for discussion and voting, and the following resolutions were taken:

6.1.         REPLACEMENT OF EFFECTIVE MEMBER OF THE COMPANY'S BOARD OF DIRECTORS: In view of the resignation presented on November 29, 2019 by Mr. Mauro Motta Figueira, as effective member of the Company’s Board of Directors, with effect as of the investiture of his replacement, the following was unanimously approved by the votes of the attending shareholders with the right to vote, without any reservation or exception, according to the voting map listed in Exhibit I to these minutes, which, for all purposes, must be considered as an integral part hereof; the election of Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian citizen, married under the total property ruling, engineer, bearer of Identity Card RG No. 02549734-8 IFP/RJ, enrolled in the Individual Taxpayers’ Register of the Ministry of Economy (CPF/ME) under No. 299.637.297-20, resident and domiciled in the City and State of São Paulo, with commercial address at Rua Lemos Monteiro, No. 120, 16º andar, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as effective member of the Company’s Board of Directors, appointed by the controlling shareholder to replace Mr. Mauro Motta Figueira, to conclude the remaining term of office, which will end on the Annual General Meeting that will resolve on the Company’s financial statements regarding the fiscal year to end on December 31, 2019. The Board Member elected herein shall be invested in office on this date, upon signing of the respective deed of investiture drawn up in the proper book. The Board Member represented, for all legal purposes and under the penalty of law, pursuant to article 37, item II, of Law No. 8,934, of November 18, 1994, with the wording provided in article 4 of Law No. 10,194, of February 14, 2001, that he is not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal sentence, having also submitted, in order to comply with CVM Ruling No. 358, of January 3, 2002, as amended, and with CVM Ruling No. 367, of May 29, 2002, written statements according to the terms of such Rulings, and having submitted the Management Consent Term regarding the rules contained in Level 1 Listing Regulations of B3, all filed at the Company’s head office.

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 20, 2019

6.2.         DEFINITION OF THE NEW CHAIRMAN OF THE COMPANY'S BOARD OF DIRECTORS: In view of the resignation submitted on November 28, 2019 by Mr. Roberto Lopes Pontes Simões as Chairman of the Company’s Board of Directors, with effect as of the investiture of his replacement, the following was unanimously approved by the votes of the attending shareholders with the right to vote, without any reservation or exception, according to the voting map listed in Exhibit I to these minutes, which, for all purposes, must be considered as an integral part hereof, the definition of Mr. JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian citizen, married under the total property ruling, engineer, bearer of Identity Card RG No. 02549734-8 IFP/RJ, enrolled in the Individual Taxpayers’ Register of the Ministry of Economy (CPF/ME) under No. 299.637.297-20, resident and domiciled in the City and State of São Paulo, with commercial address at Rua Lemos Monteiro, No. 120, 16º andar, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as Chairman of the Company’s Board of Directors, under article 19 of the Company’s Bylaws and Shareholders’ Agreement to conclude the remaining of the term of office, which will end on the Annual General Meeting that will resolve on the Company’s financial statements regarding the fiscal year to end on December 31, 2019, it being certain that Mr. Roberto Lopes Pontes Simões shall continue acting as effective member of the Board of Directors. Due to the election resolved on item 6.1 above and the definition of the new Chairman of the Board of Directors resolved on this item, the Company’s Board of Directors shall have the following composition:

EFFECTIVE MEMBERS	RESPECTIVE ALTERNATES
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (Chairman)	ANDRÉ AMARO DA SILVEIRA
JOÃO COX NETO (Vice-Chairman)	LARRY CARRIS CARDOSO
ANA LÚCIA POÇAS ZAMBELLI	(VACANT)
FÁBIO VENTURELLI	JOÃO CARLOS TRIGO DE LOUREIRO
GESNER JOSÉ DE OLIVEIRA FILHO	MARCELO ROSSINI DE OLIVEIRA
JOÃO PINHEIRO NOGUEIRA BATISTA	MARCELO MANCINI STELLA
JULIO SOARES DE MOURA NETO	(VACANT)
ROBERTO LOPES PONTES SIMÕES	JOSÉ MARCELO LIMA PONTES
PEDRO OLIVA MARCILIO DE SOUSA	SUSAN BARRIO DE SIQUEIRA CAMPOS
ROBERTO FALDINI	(VACANT)
ROGÉRIO BAUTISTA NOVA MOREIRA	(VACANT)

GED - 4618872v1

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 20, 2019

7.              ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Ruling No. 480, the total approvals computed from the voting on the items of the agenda are indicated in Exhibit I, which, for all purposes, shall be considered an integral part hereof. With nothing further to add, the Extraordinary General Meeting was closed and these minutes were drawn up which, after having been read, discussed and approved, were signed by all in attendance.

8.              SIGNATURES: Presiding Board: Chairman: Ms. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Ms. Isis Azevedo Diniz. Shareholders: OSP INVESTIMENTOS S.A. (by Ms. Carolina Alves Mendes; ODEBRECHT S.A. (by Ms. Carolina Alves Mendes); PETRÓLEO BRASILEIRO S.A. – PETROBRAS (by Ms. Nair Costa Gomes).

The above matches the original recorded in the proper book.

Camaçari/BA, December 20, 2019.

PRESIDING BOARD:

_______________________________ Paula C. P. Magalhães Azevedo Chairwoman	_______________________________ Isis Azevedo Diniz Secretary

GED - 4618872v1

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 20, 2019

EXHIBIT I

FINAL SUMMARY VOTING MAP

Extraordinary General Meeting

held on December 20, 2019

Description of the Resolution	Vote	Number of common shares in attendance	(%) of the voting Share Capital in attendance
Resolve on the replacement of one (01) effective member of the Company’s Board of Directors, appointed by the controlling shareholder, to fulfill the current term of office, until the Annual General Meeting that will appraise the Company’s financial statements for the fiscal year to end on December 31, 2019.	Approvals	438,761,575	100%
	Rejections	-	-
	Abstentions	-	-
Definition of the new Chairman for the Company’s Board of Directors, appointed by the controlling shareholder among the members of the Board of Directors, to conclude the remaining term of office, until the Annual General Meeting that will appraise the Company’s financial statements for the fiscal year to end on December 31, 2019.	Approvals	438,761,575	100%
	Rejections	-	-
	Abstentions	-	-

GED - 4618872v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.